Exhibit 99.1

Theratechnologies Announces Proposed Public Offering of Common Shares and Concurrent Private Placement

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Quebec, October 25, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (Nasdaq: THTX; TSX: TH), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced the launch of a marketed public offering (the “Public Offering”) of common shares of the Company (the “Common Shares”). The Company intends to grant the underwriter a 30-day option to purchase up to an additional 15% of the number of Common Shares to be sold pursuant to the Public Offering (the “Option”).

In connection with the Public Offering, the Company intends to enter into a subscription agreement with Investissement Québec for a concurrent private placement of Common Shares (and Common Share equivalents in the form of pre-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”) in lieu of Common Shares), for up to US$12.5 million aggregate gross proceeds (the “Concurrent Private Placement”). As part of the Concurrent Private Placement, it is expected that Investissement Québec will be granted rights to nominate one director to the Company’s board of directors. The consummation of the Concurrent Private Placement will be contingent upon the closing of the Public Offering.

Cantor Fitzgerald & Co. is acting as the underwriter for the Public Offering.

A preliminary prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated December 14, 2021 (the “Base Shelf Prospectus”) was filed with the securities regulatory authorities in each of the provinces of Canada as well as with the U.S. Securities and Exchange Commission (the “SEC”) as part of its registration statement on Form F-10 (the “Registration Statement”) under the U.S.-Canada multijurisdictional disclosure system (“MJDS”). The Public Offering will be made in Canada only pursuant to the Prospectus Supplement and Base Shelf Prospectus and in the United States only pursuant to the Registration Statement, containing the Prospectus Supplement and the Base Shelf Prospectus, filed with the SEC under the MJDS. Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by e-mail at prospectus@cantor.com.

Completion of the Public Offering and Concurrent Private Placement will be subject to customary closing conditions, including the listing of the Common Shares and the Common Shares underlying the Exchangeable Subscription Receipts on the Toronto Stock Exchange and the submission of notice to the Nasdaq Global Market.

Prospective investors should read the Prospectus Supplement, Base Shelf Prospectus and Registration Statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Theratechnologies

Theratechnologies (Nasdaq: THTX) (TSX: TH) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the sale of Common Shares and the Exchangeable Subscription Receipts; the Public Offering, including its size, price and the closing thereof; the underwriting agreement; the granting to the underwriter of the Option; the Concurrent Private Placement, including its size, price and the closing thereof; and the subscription agreement.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These, as well as other, risks and uncertainties are described more fully in the section titled “Risk Factors” of the preliminary Prospectus Supplement and of the Base Shelf Prospectus in connection with the Public Offering as well as other public filings made by the Company available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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